UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 288th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

1. DATE, TIME and PLACE: February 19th 2016, at 11 a.m., at Av. Eng. Luiz Carlos Berrini, 1376, 32nd floor, Cidade Monções, capital of the State of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by Telefônica Brasil S.A. (“Telefônica Brasil” ou “Companhia”) Board of Directors, that sign this minute, representing the quorum required for installation and deliberation. The Director Mr. Eduardo Navarro de Carvalho, participated through videoconference from Madrid, Spain, and the Director Mr. Luiz Fernando Furlan participated through audioconference from the United States of America. The Director Mr. Roberto Oliveira de Lima was represented by the Chairman of the Board of Directors Mr. Antonio Carlos Valente da Silva, through delegation of vote, in accordance to the article 19, paragraphs 3 and 4 of the Bylaws.

4. INSTALLATION AND RESOLUTIONS:

4.1) DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital to the Company’s shareholders, in the gross amount of R$200,000,000.00 (two hundred million reais), corresponding to a value of R$0.11107235782 per common share and R$0.12217959361 per preferred share, corresponding to a net value, after deducting the Withholding Income tax, of R$170,000,000.00 (one hundred and seventy million reais), corresponding to a net value of R$0.09441150415 per common share and R$0.10385265457 per preferred share, based on the net profit accounted in the balance sheet of January 31st, 2016, which are imputed to the minimum mandatory dividend of the fiscal year 2016 ad referendum of the General Shareholders Meeting to be held in 2017. The payment of such Interest on Own Capital will be carried out before the end of 2017 in a date to be defined by the Company’s Board. The Interest on Own Capital shall be credited to shareholders, in accordance to the shareholder registry book position by the end of the day, on February 29th, 2016, including. After this date, Company’s share will be considered “ex-Interest on Own Capital”.

São Paulo, February 19th, 2016. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno- Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Narcís Serra Serra; Luiz Fernando Furlan and Roberto Oliveira de Lima (represented by Antonio Carlos Valente through delegation of vote); the Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

Minutes of the 288th MBD Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 288th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

I hereby certify that this is a faithful copy of the minutes of the 288th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 19th, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira Secretary of the Board of Directors

Minutes of the 288th MBD Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 19, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director